TryHard Holdings (Nasdaq: THH) Expands Nationwide Presence With 23 Venues Across 13 Cities

June 18, 2026

OSAKA, Japan, June 18, 2026 (GLOBE NEWSWIRE) -- TryHard Holdings Limited (“TryHard” or the “Company”) (Nasdaq: THH), a lifestyle entertainment platform in Japan, today announced the expansion of its nationwide footprint with 23 venues operating across 13 cities, following three market entries since its initial public offering in 2025.

BLANK BAMBI in Fukuoka, opened in January 2026 as part of TryHard's post-IPO expansion strategy.


TryHard
HOLDINGS
BLACK
BAMBI

BLANK BAMBI in Fukuoka, opened in January 2026 as part of TryHard's post-IPO expansion strategy.

TryHard currently operates 23 entertainment venues across Japan, with a strong presence in major metropolitan areas, including:

- Osaka: G2 OSAKA, AMMONA, OWL OSAKA, BAMBI, CRAZYLAND BY CHEVAL, PICCADILLY PREMIUM and GIRAFFE
- Kyoto: KITSUNE KYOTO and WHIZZ KYOTO
- Nagoya: ORCA NAGOYA, CLUB SANGO (Nagoya) and CLUB STAR
- Tokyo: WARP SHINJUKU and CROSS ROPPONGI
- Sapporo: SANGO Riviera
- Sendai: Dragon Night Club
- Saitama: Club Nineteen
- Shizuoka: G2 SHIZUOKA
- Kobe: ANCHOR
- Hiroshima: LAGOON HIROSHIMA
- Fukuoka: BLANK BAMBI
- Kumamoto: SPACE KUMAMOTO
- Okinawa: TOP TREE OKINAWA

GIRAFFE in Osaka, one of the Group's entertainment venues in Japan, commenced operations in 2025.


TryHard
HOLDINGS
GIRAFFE
Japan

GIRAFFE in Osaka, one of the Group's entertainment venues in Japan, commenced operations in 2025.

With these additions, TryHard’s territory coverage now spans 13 cities from Sapporo to Naha. To our knowledge, TryHard is Japan’s only nationwide nightclub platform operating at this scale.

“I want every local who lives for the night, and every tourist landing in Japan looking for the real thing, to know there’s one name they can trust from Sapporo to Okinawa. TryHard isn’t just 23 clubs. It’s a promise. Walk into any city under our territory, and you’re walking into the best night of your trip. That’s the brand we’re building — not just venues, but the gold standard of Japanese nightlife,” said Mr. Otsuki, CEO of TryHard Holdings Limited.

The expanded territory coverage strengthens TryHard’s ability to capture Japan’s record inbound tourism while delivering consistent, premium experiences to domestic fans. TryHard’s platform seeks to leverage centralized talent, marketing, and consistent standards across all 23 venues to create operating leverage and brand equity at scale.

TryHard continues to evaluate selective opportunities to extend its territory coverage, focused on destinations where the TryHard brand can set the standard for nightlife entertainment.


A moment of emotion,
a lifetime of memories.
TryHard
HOLDINGS
BLACK
BAMBI

Caption: *BLANK BAMBI in Fukuoka, opened in January 2026 as part of TryHard's post-IPO expansion strategy.*


A moment of emotion,
a lifetime of memories.
TryHard
HOLDINGS
GIRAFFE
Japan

Caption: *GIRAFFE in Osaka, one of the Group's entertainment venues in Japan, commenced operations in 2025.*

About TryHard Holdings Limited

As a lifestyle entertainment company in Japan, TryHard Holdings Limited aims to be on the cutting edge of the entertainment industry by introducing state-of-art technology, immersive storytelling, and bespoke experiences that are multi-sensory. The Company’s mission is to create unique entertainment experiences that captivate audiences, foster memorable connections, and

leave a lasting impact. Principal businesses comprise of (i) event curation; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

By merging creativity, technology and hospitality expertise, TryHard strives to redefine the entertainment landscape in Japan and beyond. Commitment to innovation, quality, and customer satisfaction drives TryHard to continuously push boundaries and exceed expectations.

For more information, please visit the Company's website: https://www.tryhardthh.com/.

IR Contact:
HBK Strategy Limited
ir@hbkstrategy.com
+852 2156 0223

Disclaimer

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue," or other similar expressions. Among other things, business outlook in this press release, as well as TryHard's strategic and operational plans and expectations regarding its business expansion and venue operations, contain forward-looking statements. TryHard may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about TryHard's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: TryHard's goals and strategies; TryHard's future business development, financial conditions, and results of operations; the expected outlook of the lifestyle entertainment business in Japan; TryHard's expectations regarding demand for and market acceptance of its products and services; TryHard's expectations regarding its relationships with its customers and other stakeholders; competition in TryHard's industry; TryHard's proposed use of proceeds; and relevant government policies and regulations relating to TryHard's industry, and general economic and business conditions in Japan and assumptions underlying or related to any of the foregoing. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Investors are advised to refer to the Company's filings made with the U.S. Securities and Exchange Commission when making investment decisions, which are available for review at www.sec.gov.

This release does not constitute an offer to sell or solicit an offer to buy any securities, nor does it represent a public offering under Financial Instruments and Exchange Act of Japan.

Photos accompanying this announcement are available at:

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